By EDGAR and courier

Jaime L. Chase

+1 202 728 7096

jchase@cooley.com

May 4, 2018

Dorrie Yale

Mary Beth Breslin

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kezar Life Sciences, Inc.
Draft Registration Statement on Form S-1
Submitted March 16, 2018
CIK No. 0001645666

Dear Ms. Yale and Ms. Breslin:

On behalf of Kezar Life Sciences, Inc. (“Kezar” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 13, 2018 (the “Comment Letter”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted to the Commission on March 16, 2018 (the “DRS”). Concurrently with the submission of this response letter, the Company is submitting Amendment No. 1 to the Company’s Confidential Draft Registration Statement on Form S-1 (“DRS Amendment No. 1”). In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosure in DRS Amendment No. 1. For the Staff’s reference, we have included two copies of DRS Amendment No. 1 marked to show all changes from the DRS.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to DRS Amendment No. 1.

Prospectus Summary

Overview, page 1

1.	We note that you observed a “favorable safety profile” of KZR-616 in your Phase 1a trial. While we will not object to a statement that your drug candidate was well tolerated, a safety determination is solely within the FDA’s authority. Please remove the statement that the trial results demonstrated a favorable safety profile.

In response to the Staff’s comment, the Company has removed the statement relating to the favorable safety profile of KZR-616 throughout DRS Amendment No. 1.

Cooley LLP    1299 Pennsylvania Avenue, NW, Suite 700    Washington, DC    20004-2400

t: (202) 842-7800 f: (202) 842-7899 cooley.com

May 4, 2018

Page Two

Our Phase 1a Clinical Trial and Ongoing Phase 1b/2 Clinical Trial, page 3

2.	Please expand your disclosure in the second paragraph of this section to explain the serious adverse events that were observed.

In response to the Staff’s comment, the Company has revised its disclosure on page 3 of DRS Amendment No. 1.

Our Pipeline, page 4

3.	Please remove the last two rows from your pipeline table here and in the Business section since you have not yet identified a product candidate or indication and it is therefore premature to include them.

In response to the Staff’s comment, the Company has revised the product pipeline chart appearing on pages 4 and 69 of DRS Amendment No. 1 as requested.

Implications of Being an Emerging Growth Company, page 5

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company advises the Staff that it has commenced “testing the waters” meetings with potential investors. Accordingly, the Company is supplementally providing to the Staff a copy of the presentation that the Company has used in these meetings with qualified institutional buyers or institutional accredited investors. The Company further advises the Staff that it will supplementally provide the Staff with copies of any additional written communications of the type referenced in the Staff’s comment.

Risk Factors

Risks Related to This Offering and Ownership of Our Common Stock, page 43

5.	Please add a risk factor to discuss your exclusive forum provision, including an explanation that such a provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for such disputes and may discourage lawsuits with respect to such claims.

In response to the Staff’s comment, the Company has revised the disclosure on page 49 of DRS Amendment No. 1 to include this additional risk factor.

Cooley LLP    1299 Pennsylvania Avenue, NW, Suite 700    Washington, DC    20004-2400

t: (202) 842-7800 f: (202) 842-7899 cooley.com

May 4, 2018

Page Three

Concentration of ownership of our common stock among our existing executive officers, directors and principal stockholders. . ., page 44

6.	We note your statement on page 136 that a certain number of shares in the offering will be reserved for purchase by employees, directors and others who are associated with you. Please revise this risk factor to clarify whether the percentage ownership disclosed assumes the purchase of any shares in the directed share program.

The Company acknowledges the Staff’s comments, and advises the Staff that it will not be utilizing a directed share program in connection with its initial public offering. Accordingly, the Company has not revised the disclosure on page 45 of DRS Amendment No. 1.

Business

License Agreement with Onyx, page 81

7.	Please clarify the term of the Onyx agreement, and disclose any upfront fees paid by you under the agreement.

The Company acknowledges the Staff’s comments, and advises the Staff that the Onyx license agreement will remain in effect until the expiration of last-to-expire royalty term for any licensed product in the territory, which is included in the disclosure on page 82 of DRS Amendment No. 1. The Company further advises the Staff that there were no upfront cash payments paid under the agreement. The Company issued 6,302,182 shares of its Series A redeemable convertible preferred stock to Onyx in exchange for the exclusive license, as also disclosed on page 82 of DRS Amendment No. 1.

Intellectual Property, page 83

8.	Please clarify whether the patent families you describe have received patent protection in all the jurisdictions listed in the third paragraph of this section, and if not, specify the applicable jurisdictions for each patent family.

In response to the Staff’s comment, the Company has revised the disclosure on page 84 of DRS Amendment No. 1.

Principal Stockholders, page 119

9.	Please revise your disclosure to explain whether Amgen Inc. has the voting and investment control of the shares held by Onyx, and if not, please identify the natural person(s) who currently have voting and investment control of such shares. Please also specify the natural person(s) who currently have voting and investment control of the shares held by Cowen Healthcare Investments II LP.

In response to the Staff’s comment, the Company has revised the disclosure on page 121 of DRS Amendment No. 1.

Cooley LLP    1299 Pennsylvania Avenue, NW, Suite 700    Washington, DC    20004-2400

t: (202) 842-7800 f: (202) 842-7899 cooley.com

May 4, 2018

Page Four

Determination of Offering Price, page 134

10.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price range has been determined.

General

11.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

The Company advises the Staff that it does not intend to use any graphic, visual or photographic information in the prospectus other than the Company’s logo (located on the outside front and back covers of the prospectus) and tabular and other graphics that are presently included in DRS Amendment No. 1. If the Company determines that it will include any additional graphic, visual or photographic information, it will promptly provide such information to the Staff in an amendment or on a supplemental basis. The Company respectfully acknowledges that the Staff may have further comments regarding any such information.

*        *        *

Please contact me at (202) 728-7096, Laura Berezin at (650) 843-5128 or Rob Phillips at (415) 693-2020 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/Jaime L. Chase

Jaime L. Chase

cc:	John Fowler, Kezar Life Sciences, Inc.
Christopher Kirk, Kezar Life Sciences, Inc.
Marc Belsky, Kezar Life Sciences, Inc.
Laura A. Berezin, Cooley LLP
Robert W. Phillips, Cooley LLP
B. Shayne Kennedy, Latham & Watkins LLP
Brian J. Cuneo, Latham & Watkins LLP
Brett C. Urig, Latham & Watkins LLP

173542402 v3

Cooley LLP    1299 Pennsylvania Avenue, NW, Suite 700    Washington, DC    20004-2400

t: (202) 842-7800 f: (202) 842-7899 cooley.com